LINUX GOLD CORP.

Interim Financial Statements

Annual Financial Statements

Mark this box if you would like to

Mark this box if you would like to

receive Interim Financial

receive the Annual Financial

Statements by mail.

Statements by mail.

Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at

www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management

Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at

www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

LISQ

LISQ.BEN_IA.E.PULLS/000001/000001/i